                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                        ________________________________


                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        ________________________________

(Mark One)

( x )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1996

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


Commission File No. 000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                             ACCUSTAFF INCORPORATED
               EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
                            6440 ATLANTIC BOULEVARD
                          JACKSONVILLE, FLORIDA 32211
                                 (904) 725-5574


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ACCUSTAFF INCORPORATED
                            6440 ATLANTIC BOULEVARD
                          JACKSONVILLE, FLORIDA 32211
                                 (904) 725-5574

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    1. Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995.

    2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1996 and 1995.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 9th day of October, 1997.

                             ACCUSTAFF INCORPORATED
                             EMPLOYEE SAVINGS AND PROFIT SHARING
                             PLAN AND TRUST

                             BY:  ACCUSTAFF INCORPORATED
                             (Plan Administrator)


                             BY: /s/ Robert P. Crouch
                                 ----------------------------------
                                 Robert P. Crouch, VP & Controller

                             ACCUSTAFF INCORPORATED

                      EMPLOYEE SAVINGS AND PROFIT SHARING

                                 PLAN AND TRUST

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

TABLE OF CONTENTS



                                                                         PAGES


Report of Independent Accountants                                          1


Financial Statements:

 Statements of Net Assets Available for Benefits                           2

 Statements of Changes in Net Assets Available for Benefits                3

 Notes to Financial Statements                                           4-10


Supplemental Schedules:

 Item 27a-Schedule of Assets Held for Investment Purposes                 11

 Item 27d-Schedule of Reportable Transactions                             12

REPORT OF INDEPENDENT ACCOUNTANTS


Administrator of the AccuStaff Incorporated
Employee Savings and Profit Sharing Plan and Trust


We have audited the accompanying statements of net assets available for benefits of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Jacksonville, Florida
September 8, 1997

ACCUSTAFF INCORPORATED EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1996 and 1995


                                                             1996                  1995
Assets:
Investments at fair value:
   Money market funds                                  $         77,450      $         72,165
   Common stock                                                     470                   624
   Limited partnerships                                          22,200                41,000
   Insurance company general accounts                                 -               128,433
   Insurance company pooled separate accounts                         -               438,607
   Mutual fund pooled accounts                                2,613,908                     -
   Participant notes receivable                                   6,779                     -
                                                     ------------------    ------------------

    Total investments                                         2,720,807               680,829

 Uninvested cash                                                      -                   190
 Contribution receivable from employees                          46,775                 1,344
 Accrued interest                                                18,063                 2,884
                                                     ------------------    ------------------

      Total assets                                            2,785,645               685,247

Liabilities:
 Due to AccuStaff Incorporated                                    4,061                 4,228
                                                     ------------------    ------------------

Net assets available for benefits                      $      2,781,584      $        681,019
                                                     ==================    ==================


The accompanying notes are an integral part of these financial statements.

ACCUSTAFF INCORPORATED EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 1996 and 1995


                                                                                           1996                   1995
Additions to net assets attributed to:
Investment income:
   Interest, dividends and realized gains/losses                                     $        135,819       $         13,649
   Net unrealized appreciation (depreciation) in fair value of investments                    (53,451)                55,131
                                                                                     ----------------       ----------------
                                                                                               82,368                 68,780

 Employee rollovers from other plans                                                           21,118                      -
 Employee benefit plans merged                                                              1,536,195                      -
 Employee contributions                                                                       595,681                190,970
                                                                                     ----------------       ----------------

      Total additions                                                                       2,235,362                259,750

Deductions from net assets attributed to:
 Benefits paid to participants                                                                126,111                116,341
 Administrative expenses                                                                        8,686                  6,561
                                                                                     ----------------       ----------------

      Total deductions                                                                        134,797                122,902
                                                                                     ----------------       ----------------

      Net increase                                                                          2,100,565                136,848

Net assets available for benefits:
 Beginning of year                                                                            681,019                544,171
                                                                                     ----------------       ----------------

 End of year                                                                         $      2,781,584       $        681,019
                                                                                     ================       ================


The accompanying notes are an integral part of these financial statements.

ACCUSTAFF INCORPORATED EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN:

   The following description of the AccuStaff Incorporated Employee Savings and Profit Sharing Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL - The Plan is a defined contribution plan covering substantially all employees of AccuStaff Incorporated and subsidiaries (the Company) who are age 21 or older and have completed at least one year of service with a minimum of 1,000 hours. To continue to share in Company contributions, a participant must work at least 500 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   CONTRIBUTIONS - Employer contributions to the Plan are at the discretion of the Company and are a discretionary matching percentage of the participants' contributions. Company contributions are allocated to participants in proportion to their annual compensation. There were no employer contributions for the years ended December 31, 1996 and 1995.

   Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($9,500 for the plan year ended December 31, 1996).

   SELF DIRECTED CONTRIBUTIONS - Under the provisions of the Plan, participants may direct their contributions to be invested in various pooled accounts of the Strong mutual fund company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

   Accounts available to participants and the related investment objective are summarized as follows:

    . The Strong Money Market Fund - This Fund seeks current income, a stable share price, and daily liquidity. The Fund primarily invests in corporate, bank, and government instruments that present minimal credit risk.

    . The Strong Asset Allocation Fund - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund allocates its assets globally among a diversified portfolio of equity securities, bonds, and short-term, fixed-income securities.

    . Strong Common Stock Fund - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

    . Strong Government Securities Fund - This Fund seeks total return by investing a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its total assets in U.S. government securities.

    . Strong Growth Fund - This Fund seeks capital growth. It invests primarily in equity securities that the advisor believes have above-average growth prospects.

    . Strong International Stock Fund - This Fund seeks capital growth. It invests primarily in the equity securities of issuers located outside the United States.

    . Strong Schafer Value Fund - This Fund's primary investment objective is long-term capital appreciation. The Fund invests principally in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

    . Strong AccuStaff Company Stock Fund - This Fund was created specifically for AccuStaff employees. The fund purchases shares of AccuStaff Company stock, which are then converted to units. The employee invests in the units.

   EARNINGS ALLOCATION - Plan earnings are allocated to participants' accounts based upon their individual account balances as of the beginning of the Plan's fiscal year, less any withdrawals made during the year.

   FORFEITURE ALLOCATION - Forfeitures of terminated participants' accounts related to the Plan would be allocated to the remaining participants' accounts based upon compensation for the current plan year. Forfeitures of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture.

   VESTING - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are not vested until the employee completes five years of service, at which time they become fully vested.

   In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

   PAYMENT OF BENEFITS - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount equal to the value of his or her account. In the case of termination other than death, disability, or retirement, no distribution is required until after a 12-month break in service occurs.

   PARTICIPANT NOTES RECEIVABLE - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be collateralized. A participant may use up to one-half of his or her account balance under the Plan to collateralize a loan. If additional collateral is required, a participant's principal residence may be used. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made, not to exceed 25 years. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

   ADMINISTRATIVE EXPENSES - All expenses of administration may be paid out of the Plan's funds or by the Company.

   INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value based upon quoted market prices, if available. Investments for which quoted market prices are not available, principally limited partnerships, are carried at their estimated fair value as determined by the limited partnership or Trustee. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

   BENEFITS - Benefits are recorded when paid.

3. INVESTMENTS:

   The following is a summary of investments at December 31, 1996 and 1995:

                                                  DECEMBER 31, 1996                              DECEMBER 31, 1995
                                  ----------------------------------------------    ------------------------------------------
                                                                        NET                                           NET
                                                                     UNREALIZED                                    UNREALIZED
                                                                    APPRECIATION                                  APPRECIATION
                                                                    (DEPRECIA-                                    (DEPRECIA-
                                                        FAIR          TION) IN                        FAIR          TION) IN
                                        COST            VALUE        FAIR VALUE         COST          VALUE        FAIR VALUE
                                  --------------   --------------   ------------    ------------   ------------   ------------
        Money market funds          $     77,450     $     77,450      $       -      $   72,165     $   72,165      $       -
        Common stock                           -              470            470             624            624              -
        Limited partnerships              31,637           22,200         (9,437)         41,000         41,000              -
        Insurance company
          general accounts                     -                -              -         123,875        128,433          4,558
        Insurance company
          pooled separate
          accounts                             -                -              -         388,034        438,607         50,573
        Mutual fund pooled
          separate accounts            2,658,392        2,613,908        (44,484)              -              -              -
        Participant notes
          receivable                       6,779            6,779              -               -              -              -
                                  --------------   --------------   ------------    ------------   ------------   ------------
                                     $ 2,774,258      $ 2,720,807     $  (53,451)      $ 625,698      $ 680,829      $  55,131
                                  ==============   ==============   ============    ============   ============   ============

   Investments which exceeded 5% of the Plan's net assets at December 31, 1996 and 1995 are summarized as follows:

                                                                                          DECEMBER 31
                                                                              ----------------------------------
                                                                                   1996                 1995
      Money Market funds:
        Trust Funds Liquid Asset Trust                                             $       -            $   72,165

      Insurance company general accounts:
        Manufacturers Life Insurance Company:
         Three Year Guaranteed Interest Account                                            -                94,330

      Insurance company pooled separate accounts:
        Manufacturers Life Insurance Company:
          Money Market Fund                                                                -               105,732
          Growth Plus Stock Fund                                                           -               134,341
          Capital Growth Stock Fund                                                        -                48,006
          Balanced Fund                                                                    -                56,441

      Mutual Fund company accounts:
        Strong Mutual Fund:
          Money Market Fund                                                          907,148                     -
          International Stock Fund                                                   174,112                     -
          Government Securities Fund                                                 230,414                     -
          Schafer Value Fund                                                         256,393                     -
          Growth Stock Fund                                                          397,612                     -
          Common Stock Fund                                                          455,092                     -

   The following is a summary of the net assets and changes in net assets of participants' self-directed investments for the year ended December 31, 1996:

                                                               NET ASSETS
                              -----------------------------------------------------------------------------------
                                                                     ADDITIONS
                              -----------------------------------------------------------------------------------
                                                                                             NET
                                BEGINNING                                                 INVESTMENT
                                BALANCE OF                                                INCOME AND
                              SELF-DIRECTED                 PARTICIPANT    PARTICIPANT      GAINS/
                               INVESTMENTS     TRANSFERS    CONTRIBUTIONS   ROLLOVERS      LOSSES         TOTAL
                              -----------------------------------------------------------------------------------
Guaranteed Accounts:
  3 Year                        $   94,330    $   (482)    $   10,600     $       -    $     (306)    $  104,142
  5 Year                            22,610           4          7,504             3           710         30,831
  10 Year                           11,493        (364)         5,987           451           414         17,981
                                ----------    --------     ----------     ---------    ----------     ----------
    Subtotal                       128,433        (842)        24,091           454           818        152,954
                                ----------    --------     ----------     ---------    ----------     ----------
Pooled Separate Accounts
  Manufacturers Life
    Insurance  Company:

    Money Market Fund              105,732          (4)         9,567             -         2,002        117,297
    Growth Plus Stock Fund         134,341        (529)        15,883             -        (1,853)       147,842
    High Quality Bond Fund          20,360        (387)         1,926             -          (678)        21,221
    Capital Growth Stock Fund       48,006         (73)         8,723           451           125         57,232
    Selective Growth Stock Fund      8,849          (2)         2,917           451          (248)        11,967
    Balanced Fund                   56,441        (739)         8,719             -          (869)        63,552
    Index Stock Fund                 5,139        (690)         5,242             -             5          9,696
    Emerging Growth Stock Fund       7,341         507          7,692           451        (1,416)        14,575
    Growth Opportunities Fund       13,196       1,354         19,334             -          (495)        33,389
    Diversified Capital Fund         6,464           -          4,730           676          (430)        11,440
    High-Yield Fund                  5,577           -          8,235           451           250         14,513
    Contra Fund                      3,884         452         16,749           451          (512)        21,024
    International Stock Fund        12,443         502          8,880           451           742         23,018
    Income Fund                      3,761         451          3,605             2           (34)         7,785
    Growth & Income Fund             6,097           -          5,068           677           250         12,092
    Foreign Fund                       892           -          3,595             -            15          4,502
    Short-Term Government Fund          84           -          4,868             -            14          4,966
                                ----------    --------     ----------     ---------    ----------     ----------
                                   438,607         842        135,733         4,061        (3,132)       576,111
                                ----------    --------     ----------     ---------    ----------     ----------

                                $  567,040    $      -     $  159,824     $   4,515    $   (2,314)    $  729,065
                                ==========    ========     ==========     =========    ==========     ==========


                                -----------------------------
                                           DEDUCTIONS                     NET
                                -----------------------------        SELF-DIRECTED
                                                   BENEFITS              ASSETS
                                    BENEFITS      TRANSFERRED           AVAILABLE
                                     PAID TO      TO STRONG           FOR BENEFITS
                                  PARTICIPANTS      FUNDS        AT DECEMBER 31, 1996
                                 --------------  ------------    --------------------
Guaranteed Accounts:               $   (5,432)    $   (98,710)           $       -
  3 Year                                 (102)        (30,729)                   -
  5 Year                                 (547)        (17,434)                   -
  10 Year                          ----------     -----------            ----------
                                       (6,081)       (146,873)                   -
    Subtotal                       ----------     -----------            ----------

Pooled Separate Accounts
  Manufacturers Life
    Insurance  Company:
                                       (2,076)       (115,221)                   -
    Money Market Fund                  (5,360)       (142,482)                   -
    Growth Plus Stock Fund                (13)        (21,208)                   -
    High Quality Bond Fund             (3,482)        (53,750)                   -
    Capital Growth Stock Fund            (231)        (11,736)                   -
    Selective Growth Stock Fund        (2,824)        (60,728)                   -
    Balanced Fund                      (1,087)         (8,609)                   -
    Index Stock Fund                      (64)        (14,511)                   -
    Emerging Growth Stock Fund         (4,235)        (29,154)                   -
    Growth Opportunities Fund            (342)        (11,098)                   -
    Diversified Capital Fund             (628)        (13,885)                   -
    High-Yield Fund                         -         (21,024)                   -
    Contra Fund                          (983)        (22,035)                   -
    International Stock Fund                -          (7,785)                   -
    Income Fund                          (351)        (11,741)                   -
    Growth & Income Fund                  (16)         (4,486)                   -
    Foreign Fund                          (38)         (4,928)                   -
    Short-Term Government Fund     ----------     -----------            ----------
                                      (21,730)       (554,381)                   -
                                   ----------     -----------            ----------

                                   $  (27,811)    $  (701,254)           $       -
                                   ==========     ===========            ==========

                                                                              NET ASSETS
                                    ----------------------------------------------------------------------------------------------
                                                                            ADDITIONS
                                    ----------------------------------------------------------------------------------------------
                                        BEGINNING       BENEFITS                                         NET
                                         BALANCE        ROLLED IN                                     INVESTMENT
                                           OF          FROM MERGED/                                   INCOME AND
                                      SELF-DIRECTED    TRANSFERRED                    PARTICIPANT        GAINS/
                                       INVESTMENTS       PLANS          TRANSFERS    CONTRIBUTIIONS     LOSSES           TOTAL
                                      -------------  -------------    ------------   --------------   ----------      -----------
  The Strong Mutual Funds:
    Money Market Fund                   $       -    $  2,226,520     $ (1,358,105)     $  75,196     $  38,143       $   981,754
    Asset Allocation Fund                       -               -           68,174         10,721         4,244            83,139
    International Stock Fund                    -               -          149,564         28,078        (2,961)          174,681
    Government Securities Fund                  -               -          176,165         50,013         6,645           232,823
    Schafer Value Fund                          -               -          200,282         36,090        21,308           257,680
    Growth Stock Fund                           -               -          316,691         82,926         1,600           401,217
    Common Stock Fund                           -               -          359,656         68,340        32,157           460,153
    AccuStaff Company Stock Fund                -               -           91,780         39,354       (18,914)          112,220
    Loan participation                          -           9,789           (4,207)             -         1,197             6,779
                                        ---------     -----------     -----------       ---------    ----------       -----------
                                        $       -     $ 2,236,309     $          -      $ 390,718    $   83,419       $ 2,710,446
                                        =========     ===========     ============      =========    ==========       ===========


                                           NET ASSETS
                                        ----------------
                                           DEDUCTIONS              NET
                                        ----------------      SELF-DIRECTED
                                                                  ASSETS
                                               BENEFITS         AVAILABLE
                                               PAID TO         FOR BENEFITS
                                            PARTICIPANTS   AT DECEMBER 31, 1996
                                           -------------  ---------------------
    Money Market Fund                       $ (74,606)         $   907,148
    Asset Allocation Fund                        (339)              82,800
    International Stock Fund                     (569)             174,112
    Government Securities Fund                 (2,409)             230,414
    Schafer Value Fund                         (1,287)             256,393
    Growth Stock Fund                          (3,605)             397,612
    Common Stock Fund                          (5,061)             455,092
    AccuStaff Company Stock Fund               (1,883)             110,337
    Loan participation                              -                6,779
                                            ---------          -----------
                                            $ (89,759)         $ 2,620,687
                                            =========          ===========

4. Plan Termination:

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5. TAX STATUS:

   The Internal Revenue Service has determined and informed the Company by letter dated May 23, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. FINANCIAL INSTRUMENTS:

   Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of money market funds, common stocks, limited partnerships and pooled accounts with a mutual fund company.

   The Plan limits its credit risk by maintaining its money market funds, common stocks and pooled and general accounts with what it believes to be high quality financial institutions.

7. RELATED PARTY TRANSACTIONS:

   Certain Plan expenses for accounting, legal and administrative services are paid for by the Company. These expenses were approximately $65,000 and $20,000 in 1996 and 1995, respectively.

   Effective with the establishment of the Plan with the new administrator, employees can elect to allocate their contributions to the purchase of AccuStaff Company stock units, via the Strong AccuStaff Company Fund.

8. MERGER OF SUBSIDIARY PLAN:

   During 1996, the defined contribution plans of four subsidiaries were merged into the Plan. The four plans were subsidiaries of AccuStaff during 1996. The following table details the subsidiary, actual date and amounts of assets transferred into the AccuStaff plan, exclusive of participant loans.

    SUBSIDIARY                     DATE                      AMOUNT
------------------          ----------------          ------------------

Advantage                     July 25, 1996             $         42,042
Excel                         July 31, 1996                      180,882
Matthews                      July 10, 1996                    1,185,032
Perma Temp                    July 11, 1996                      127,099
                                                      ------------------
   Total                                                $      1,535,055
                                                      ==================

   In addition, four other subsidiaries without a retirement plan adopted the Company plan.

ACCUSTAFF INCORPORATED EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1996

                                                                                                                          NET
                                                                                                                     APPRECIATION
                                                                                                   FAIR             (DEPRECIATION)
                                                          SHARES              COST                 VALUE             IN FAIR VALUE
                                                     -------------    -----------------    -----------------    ------------------
Money market funds:
 Trust Funds Liquid Asset Trust                                         $        77,450      $        77,450       $             -
                                                                      -----------------    -----------------    ------------------

Common stock:
 Magnolia Foods                                              5,000                    -                  470                   470
                                                                      -----------------    -----------------    ------------------

Limited partnerships:
 Balcor Equity Pension Investors-III Tax
   Exempt                                                      100               17,450               11,400                (6,050)
 Balcor Pension Investors-VII                                  100               14,187               10,800                (3,387)
                                                                      -----------------    -----------------    ------------------
                                                                                 31,637               22,200                (9,437)
                                                                      -----------------    -----------------    ------------------

Mutual Fund Insurance Company Separate Accounts:

 Strong Mutual Fund:
   Money Market Fund                                                            907,148              907,148                     -
   Asset Allocation Fund                                                         86,166               82,800                (3,366)
   International Stock Fund                                                     183,287              174,112                (9,175)
   Government Securities Fund                                                   227,079              230,414                 3,335
   Schafer Value Fund                                                           244,296              256,393                12,097
   Growth Fund                                                                  406,441              397,612                (8,829)
   Common Stock Fund                                                            475,544              455,092               (20,452)
   AccuStaff Company Stock Fund                                                 128,431              110,337               (18,094)
                                                                      -----------------    -----------------    ------------------
                                                                              2,658,392            2,613,908               (44,484)
                                                                      -----------------    -----------------    ------------------

   Participant notes receivable                                                   6,779                6,779                     -
                                                                      -----------------    -----------------    ------------------
    Total investments                                                   $     2,774,258      $     2,720,807      $        (53,451)
                                                                      =================    =================    ==================

ACCUSTAFF INCORPORATED EMPLOYEE SAVINGS AND PROFIT SHARING PLAN AND TRUST
ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1996


The following summary of reportable transactions presents each transaction or series of transactions involving an amount in excess of five percent (5%) of the fair value of Plan assets at the beginning of the 1996 Plan year.

                                                                     NUMBER OF                 NUMBER OF     REALIZED
                                                                      TRANS-                   TRANS-         GAINS/
                                                     PURCHASES        ACTIONS       SALES      ACTIONS        LOSSES
                                                  --------------   -------------  ---------    ----------   -----------
Strong Mutual Funds:
 Money Market Fund, Inc.                              2,353,446          101      $       -           -        $       -
 Strong Asset Allocation                                 89,023          69
 International Stock Fund, Inc.                         208,272          73               -           -                -
 Government Securities Fund, Inc.                       232,190          84               -           -                -
 Schafer Value Fund                                     250,850          78               -           -                -
 Funds Growth Fund                                      417,141          88               -           -                -
 Common Stock Fund, Inc.                                486,225          95               -           -                -
 AccuStaff Stock Fund Qualified Plan                    135,453          64               -           -                -

Pooled Separate Accounts
 Manufacturers Life Insurance Company:
   Guaranteed Accounts
    3 year                                                    -            -         106,961          7                 -
   Money Market Fund                                          -            -         118,126          7                 -
   Growth Plus Stock Fund                                     -            -         149,540          7            23,107
   Capital Growth Stock Fund                                  -            -         57,703           7             9,092
   Balanced Fund                                              -            -         64,811           8             7,375